UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Cheng Ka Ki
Chief Executive Officer
C&K Group Ltd
Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

Re: C&K Group Ltd
Registration Statement on Form F-1
Field on June 2, 2025
File No. 333-287713

Dear Cheng Ka Ki:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed on June 2, 2025

General

1. We note that your registration statement includes a number of blanks and omitted information, and that a number of exhibits have not yet been filed. Please provide all missing information, including exhibits, in your next amendment, or tell us when you intend to do so. For example, you have provided "form of" opinions as Exhibits 99.5 and 99.6; please provided the dated and signed opinions. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Anna Wang